# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WEX Inc., CIK 0001309108
CUSIP: 96208T104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1 HANCOCK STREET, PORTLAND, Maine (ME), 04101
Date of event which requires filing of this statement: 05/22/2025
Amends the filing with accession number 0000902664-22-005089
Filed by CIK 0001786767
Persons authorized to receive notices and communications: CHRISTIAN ASMAR, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; LAUREN TAYLOR WOLFE, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Impactive Capital LP (CIK 0001786767): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,395,253; sole dispositive power 0; shared dispositive power 2,395,253; aggregate amount beneficially owned 2,395,253 (7% of the class)
- Impactive Capital LLC (CIK 0001786731): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,395,253; sole dispositive power 0; shared dispositive power 2,395,253; aggregate amount beneficially owned 2,395,253 (7% of the class)
- Wolfe Lauren Taylor (CIK 0001699118): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,395,253; sole dispositive power 0; shared dispositive power 2,395,253; aggregate amount beneficially owned 2,395,253 (7% of the class)
- Asmar Christian (CIK 0001787532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,395,253; sole dispositive power 0; shared dispositive power 2,395,253; aggregate amount beneficially owned 2,395,253 (7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: WEX Inc.
Address of issuer's principal executive offices: 1 HANCOCK STREET, PORTLAND, Maine (ME), 04101

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On May 22, 2025, Impactive Capital issued a press release commenting on the results of the director election at the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting"). In the press release, Impactive Capital highlighted the significant number of votes cast against the election of each of Jack VanWoerkom, Melissa Smith, and James Neary, the three directors that Impactive Capital had previously disclosed its intention to vote against at the 2025 Annual Meeting. Impactive Capital also expressed its belief that the fact that each of these individuals saw their support from stockholders decline by more than 30 percentage points is a direct indicator that stockholders share Impactive Capital's disillusionment with the status quo. Further, Impactive Capital announced its intention to nominate at least four director nominees at the Issuer's 2026 annual meeting of stockholders unless the Issuer significantly reverses its underperformance and approach to engagement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99. 1 - Press Release, dated May 22, 2025

## Signatures
- Impactive Capital LP: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member of Impactive Capital LLC, its General Partner (05/23/2025)
- Impactive Capital LLC: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member (05/23/2025)
- Wolfe Lauren Taylor: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe (05/23/2025)
- Asmar Christian: /s/ Christian Asmar, Christian Asmar (05/23/2025)